September 12, 2018

Akhil Johri
Executive Vice President and Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

       Re: United Technologies Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 9, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed July 27, 2018
           File No. 001-00812

Dear Mr. Johri:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Note 2 - Revenue Recognition, page 9

1. We note your disclosure that revenue is recognized based on a percentage-of-completion basis for repair contracts within Otis and UTC Climate, Controls and Security, certain US.
      Government and commercial aerospace equipment contracts and aerospace aftermarket service work. It is unclear to us what method you are using to measure progress in these arrangements and how this disclosure reconciles to other statements you have made regarding over-time revenue recognition. Reference ASC 606-10-55-16 and ASC 606-10-
      50-18.
 Akhil Johri
United Technologies Corporation
September 12, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements, related matters or any other questions.



FirstName LastNameAkhil Johri                             Sincerely,
Comapany NameUnited Technologies Corporation
                                                          Division of
Corporation Finance
September 12, 2018 Page 2                                 Office of
Transportation and Leisure
FirstName LastName